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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*

                     Central European Media Enterprises Ltd.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.08 per share
                         (Title of Class of Securities)

                                    G20045103
                                 (CUSIP Number)

                                Ronald S. Lauder
                          767 Fifth Avenue, Suite 4200
                            New York, New York 10153
                                 (212) 572-4090
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 28, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (3-06)


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CUSIP NO. G20045103

--------------------------------------------------------------------------------
1.   Names of Reporting Persons                                 Ronald S. Lauder
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)                                                                     [ ]

     (b)                                                                     [X]

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3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                                       PF

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

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6.   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                7.   Sole Voting Power                                    41,900

  Number of     ----------------------------------------------------------------
    Shares      8.   Shared Voting Power                               6,372,839
 Beneficially
Owned by Each   ----------------------------------------------------------------
  Reporting     9.   Sole Dispositive Power                               41,900
 Person With
                ----------------------------------------------------------------
                10.  Shared Dispositive Power                          6,372,839

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person      6,414,739

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                    15.8%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                              IN

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This Amendment No. 10 to Statement on Schedule 13D amends and supplements the
Statement on Schedule 13D filed by Ronald S. Lauder ("RSL") with the U.S. Securities and Exchange Commission on November 21, 1995, as amended from time to time, most recently by Amendment No. 9, filed on March 31, 2004 (the "SCHEDULE 13D"), with respect to the Class A Common Stock, par value $0.08 per share ("CLASS A COMMON STOCK"), of Central European Media Enterprises, Ltd. (the "ISSUER"). Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

On August 28, 2006, the Reporting Person and certain other persons entered into a Purchase Agreement (the "PURCHASE AGREEMENT") with a Guernsey limited partnership, Adele (Guernsey) L.P. ("APAX SPV"), that is wholly owned by investment funds affiliated with Apax Partners. Upon the terms and subject to the conditions contained in the Purchase Agreement, the Reporting Person and such other persons have agreed to contribute to CME Holdco L.P., a newly-formed Cayman Islands limited partnership (the "PARTNERSHIP"), a total of 6,312,839 shares of Class B Common Stock and 60,000 shares of Class A Common Stock in exchange for 100% of the partnership interests of the Partnership. Promptly following such contribution, the Reporting Person and such other persons will sell limited partnership interests to APAX SPV aggregating approximately 49.72% of the total partnership interests of the Partnership. Following the closing of such transaction, the Reporting Person will own, directly and indirectly, partnership interests aggregating 45.28% of the total partnership interests of the Partnership. The remaining interests in the Partnership not held by the Reporting Person or APAX SPV will be held by persons constituting "Permitted Transferees" under Section 3(5) of the bye-laws of CME. A newly-formed Delaware limited liability company that will be indirectly and wholly owned by the Reporting Person will be the general partner of the Partnership (the "GENERAL PARTNER"). Under the terms of the Partnership's limited partnership agreement (the "LIMITED PARTNERSHIP AGREEMENT"), APAX SPV will have certain consent rights with respect to the voting and disposition of the shares of Class B Common Stock and Class A Common Stock held by the Partnership. The closing of the transaction is expected to occur on or before September 7, 2006. The Reporting Person will receive aggregate proceeds of $171,000,000 in connection with the transaction. The Purchase Agreement (including the agreed form of Limited Partnership Agreement) is filed as an exhibit hereto and the foregoing description is qualified by reference to such exhibit.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction described in Item 3 is to monetize a portion of the Reporting Person's investment in the Issuer. In connection with the transaction, two nominees of APAX SPV will be elected to the board of directors of CME. Reporting Person does not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a) -
(j) of Item 4 of Schedule 13D that are separate from the Issuer or have not been publicly disclosed by the Issuer in its filings with the Securities and Exchange Commission or in the Issuer's press releases other than contained herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(A) At August 28, 2006, the Reporting Person beneficially owned 6,414,739 shares of Class B Common Stock as follows: (i) 141,900 shares of Class B Common Stock underlying currently exercisable stock options held directly by the Reporting Person (100,000 of


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     which are intended to be exercised and contributed to the Partnership prior to the closing of the transaction described in Item 3), (ii) 3,385,417 shares of Class B Common Stock held indirectly as the sole shareholder of RSL Investment Corporation ("RSLIC"), (iii) 1,672,500 shares of Class B Common Stock held indirectly as the sole member of RSL Capital LLC, (iv) 577,788 shares of Class B Common Stock held indirectly as the sole shareholder of TVH Inc. ("TV INC."), the sole shareholder TV Holdings Ltd. ("TV HOLDINGS"), (v) 210,456 shares of Class B Common Stock held by RAJ Family Partners, L.P., which the Reporting Person may be deemed to beneficially own as a result of being the President of RAJ Family Corporation, which is the managing general partner of RAJ Family Partners, L.P., which shares will be contributed to the Partnership pursuant to the Purchase Agreement, and (v) 466,678 shares of Class B Common Stock and 60,000 shares of Class A Common Stock beneficially owned as a result of the agreement of other parties to the Purchase Agreement to contribute such shares to the Partnership in connection with the transactions described in
     Item 3.

     Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder. Assuming conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person (including shares underlying exercisable stock options), the Reporting Person would beneficially own 6,414,739 shares of Class A Common Stock, which would represent 15.8% of the number of shares of Class A Common Stock outstanding.

     Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 6,414,739 shares of Class B Common Stock and 60,000 shares of Class A Common Stock for which the Reporting Person has voting power (including shares underlying exercisable stock options) constitute 64.8% of the aggregate voting power of the Issuer.

(B) The Reporting Person has Voting Power and Dispositive Power with respect to shares of Class A Common Stock as follows:

     (I) The Reporting Person has sole Voting Power and sole Dispositive Power with respect to 41,900 shares of Class B Common Stock underlying currently exercisable stock options held directly by the Reporting Person.

     (II) The Reporting Person has shared Voting Power and shared Dispositive Power with respect to the 6,312,839 shares of Class B Common Stock and 60,000 shares of Class A Common Stock that the Reporting Person and the other parties to the Purchase Agreement have agreed to contribute to the Partnership pursuant to the transactions described in Item 3. Such voting and dispositive power is shared with APAX SPV under the terms of the Purchase Agreement and Limited Partnership Agreement.

(C) Since Amendment No. 9, the following transactions have affected the Reporting Person's beneficial ownership of Class A Common Stock:

     (I) On June 10, 2004, RSL disposed of by gift 130,235 shares of Class A Common Stock, which he held directly.


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     (II) As of December 17, 2004, the Reporting Person resigned as co-trustee of The RSL Article VII 2002 Trust (successor to The 1995 Estee Lauder RSL Trust) (the "TRUST"). As a result, the Reporting Person ceased to have a reportable beneficial interest in securities held directly or indirectly by the Trust. At the time of the Reporting Person's resignation, the Trust owned 50% of outstanding common stock of EL/RSLG Media Inc., which owned 646,895 shares of Class B Common Stock.

     (III) Prior to May 3, 2005, the Reporting Person held 577,788 shares of Class B Common Stock indirectly as the sole shareholder of Duna Investments, Inc. ("DUNA"). On that date, Duna contributed those shares to TV Holdings, of which Duna was the sole shareholder. On July 20, 2005, the Reporting Person contributed the shares of Duna to TV Inc., of which the Reporting Person was, and continues to be, the sole shareholder and Duna distributed the shares of TV Holdings to TV Inc.

     (IV) On December 15, 2005, the Reporting Person (x) exercised options to purchase 10,000 shares of Class A Common Stock, which he held directly, at an exercise price of $23.00 per share. and options to purchase 10,000 shares of Class A Common Stock, which he held directly, at an exercise price of $24.78 per share, for an aggregate $277,800, (y) converted for no consideration 62,235 shares of Class B Common Stock, which he held directly, into an equal number of shares of Class A Common Stock and (z) sold 200,000 shares of Class A Common Stock, which he held directly, at a price of $57.45 per share, for an aggregate $11,490,000.

     (V) On June 23, 2006, the Reporting Person (x) converted for no consideration 57,799 shares of Class B Common Stock, which he held directly, into an equal number of shares of Class A Common Stock and
          (z) disposed of by gift 57,799 shares of Class A Common Stock, which he had held directly.

(D) The General Partner and the limited partners of Partnership have the right to receive the proceeds of dividends on the Class A Common Stock and Class B Common Stock held by the Partnership. The only such persons who will own more than 5% of the Partnership are RSLIC and APAX SPV.

(E)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On August 28, 2006, the Reporting Persons entered into a Purchase Agreement with a Guernsey limited partnership, Adele (Guernsey) L.P. and certain other persons, which is described in Item 3 above.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

The Exhibit Index is incorporated herein by reference.


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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2006


                                        /s/ Ronald S. Lauder
                                        ---------------------------------------
                                        RONALD S. LAUDER
                                        Title: Chairman


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                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION                             PAGE
-------                             -----------                             ----
99.1      Purchase Agreement, dated as of August 28, 2006 among Ronald S.
          Lauder, RSL Investments Corp., RSL Investment LLC, RAJ Family
          Partners, Leonard A. Lauder, LWG Family Partners, L.P. and
          Adele (Guernsey) L.P.

99.2      Side Letter Agreement, dated as of August 25, 2006 among Apax
          Europe VI-A, L.P., Apax Europe VI-1, L.P., Adele (Guernsey)
          L.P., Ronald S. Lauder, RSL Investment LLC, RSL Investments
          Corporation, RAJ Family Partners, L.P., Leonard A. Lauder and
          LWG Family Partners, L.P.


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